March 7, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE:	FutureFunds Series Account (“Registrant”)
Great-West Life & Annuity Insurance Company (“GWL&A”)
File Nos. 002-89550, 811-03972

Commissioners:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Post-Effective Amendment No. 62 to the Registration Statement on Form N-4, File Nos. 002-89550 and 811-03972 together with all exhibits thereto (collectively, the “Amendment”). The Amendment was initially filed with the Commission on January 31, 2022 (SEC Accession No. 0001193125-22-023519).

The Commission staff has agreed that the Amendment may receive template treatment as a replicate filing for updating the Registration Statement. The template filing of Post-Effective Amendment No. 9 to Registration Statement File No. 333-203628, pursuant to rule 485(a) under the Securities Act of 1933, as amended, filed on December 17, 2021, is currently under review by the Commission staff.

The Amendment has not been declared effective by the Commission and the Registrant hereby confirms that no securities were sold in connection with the offering and no prospectus contained in the Amendment has been distributed. Therefore, withdrawal of the Amendment is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

Accordingly, the Registrant respectfully requests that an order granting the withdrawal of this Amendment be deemed granted by the Commission.

Please direct any questions or comments regarding the foregoing application for withdrawal to me at (303) 737-2660.

Sincerely,

/s/ Kirsty Lieberman

Kirsty Lieberman

Securities offered and/or distributed by GWFS Equities, Inc., Member FINRA/SIPC. Insurance products issued by Great-West Life & Annuity Insurance Company, Corporate Office: Greenwood Village, CO; or, in New York, by Great-West Life & Annuity Insurance Company of New York, Home Office: New York, NY. GWFS is a subsidiary of GWLA and an affiliate of GWLANY, Empower Retirement, LLC; Great-West Funds, Inc.; and registered investment advisers, Advised Assets Group, LLC and Personal Capital.

Senior Counsel

cc: Sally Samuel, Esq.

Branch Chief, Division of Investment Management

Securities offered and/or distributed by GWFS Equities, Inc., Member FINRA/SIPC. Insurance products issued by Great-West Life & Annuity Insurance Company, Corporate Office: Greenwood Village, CO; or, in New York, by Great-West Life & Annuity Insurance Company of New York, Home Office: New York, NY. GWFS is a subsidiary of GWLA and an affiliate of GWLANY, Empower Retirement, LLC; Great-West Funds, Inc.; and registered investment advisers, Advised Assets Group, LLC and Personal Capital.